APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Locals Bar & Grille
Balance Sheet - unaudited
For the period ended 7/2020

	Current Period
	29-Jul-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Joseph Darrigo,Jr, certify that:

1. The financial statements of East End Lights included in this Form are true and complete in all material respects; and
2. The tax return information of East End Lights has not been included in this Form as East End Lights was formed on 06/09/2020 and has not filed a tax return to date.

Signature   _Joseph Darrigo,Jr_

Name: Joseph Darrigo,Jr

Title: Owner